Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Rogers Announces Wireless, Cable and Telecom Subscriber Results for
    Fourth Quarter 2005

    TORONTO, Jan. 9 /CNW/ - Rogers Communications Inc. (TSX: RCI; NYSE: RG)
today announced selected preliminary fourth quarter 2005 subscriber results for its wireless, cable and telecom operations.
    Separately, Rogers Communications said that it expects to release fourth quarter 2005 financial and operating results and provide full year 2006 guidance on or about February 9, 2006.
    "Rogers ended 2005 with solid subscriber results reflecting the continued
healthy demand in the markets we serve and our leadership in product and service innovation across our wireless, cable, high-speed Internet and emerging telephony services businesses," said Ted Rogers, President and CEO of
Rogers Communications. "These results also reflect our continued success in delivering convenience and value for our customers while at the same time executing solidly around the integration of our strategic wireless and telephony acquisitions. As we enter 2006, our focus remains on disciplined execution."

    <<

                                       --------------------------------------
                                           Three Months Ended December 31,
    -------------------------------------------------------------------------
    (Subscriber statistics in
     thousands, except churn)             2005      2004       Chg     % Chg
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    WIRELESS (Pro forma 2004) (1)
    -------------------------------------------------------------------------

    Postpaid (Voice and Data) (2)
      Gross additions                    422.3     444.4     (22.1)     (5.0)
      Net additions (3)                  202.6     208.1      (5.5)     (2.6)
      Total postpaid retail
       subscribers (3)(4)
      Churn % (3)                        1.57%     1.95%    (0.38%)    (19.5)
    Prepaid
      Gross additions                    160.3     149.6      10.7       7.2
      Net additions (losses) (5)          13.7      54.8     (41.1)        -
      Adjustment to the
       subscriber base (6)
      Total prepaid retail
       subscribers
      Churn % (5)                        3.68%     2.47%     1.21%      49.0
    Total - Postpaid and Prepaid (2)
      Gross additions                    582.6     593.9     (11.3)     (1.9)
      Net additions (3)(5)               216.3     262.9     (46.6)    (17.7)
      Adjustment to the
       subscriber base (6)
      Total retail
       subscribers (3)(4)(5)
      Churn %                            2.04%     2.07%    (0.03%)     (1.4)

    Wholesale subscribers (2)

    -------------------------------------------------------------------------
    CABLE
    -------------------------------------------------------------------------

    Homes Passed

    Basic cable subscribers
    Basic cable, net additions (7)         8.0       5.9       2.1      35.6

    High speed Internet subscribers
    High speed Internet,
     net additions (7)                    62.2      57.1       5.1       8.9

    Digital terminals in service
    Digital terminals,
     net additions (7)                   114.2      66.5      47.7      71.7

    Digital households
    Digital households,
     net additions (7)                    73.2      48.4      24.8      51.2

    Cable telephony subscribers
    Cable telephony subscribers,
     net additions (7)                    29.8         -         -         -

    -------------------------------------------------------------------------
    TELECOM (Pro forma 2004) (8)
    -------------------------------------------------------------------------

    Local service lines - circuit
     switched
    Local service lines - circuit
     switched, net additions (9)          28.4      31.7      (3.3)    (10.4)
    -------------------------------------------------------------------------

                                       --------------------------------------
                                          Twelve Months Ended December 31,
    -------------------------------------------------------------------------
    (Subscriber statistics in
     thousands, except churn)             2005      2004       Chg     % Chg
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    WIRELESS (Pro forma 2004) (1)
    -------------------------------------------------------------------------

    Postpaid (Voice and Data) (2)
      Gross additions                  1,453.5   1,493.7     (40.2)     (2.7)
      Net additions (3)                  603.1     605.9      (2.8)     (0.5)
      Total postpaid retail
       subscribers (3)(4)              4,818.2   4,184.1     634.1      15.2
      Churn % (3)                        1.61%     1.93%    (0.32%)    (16.6)
    Prepaid
      Gross additions                    576.5     498.0      78.5      15.8
      Net additions (losses) (5)          15.7      (3.8)     19.5         -
      Adjustment to the
       subscriber base (6)                   -     (74.8)     74.8         -
      Total prepaid retail
       subscribers                     1,349.8   1,334.1      15.7       1.2
      Churn % (5)                        3.54%     3.17%     0.37%      11.7
    Total - Postpaid and Prepaid (2)
      Gross additions                  2,030.0   1,991.7      38.3       1.9
      Net additions (3)(5)               618.8     602.1      16.7       2.8
      Adjustment to the
       subscriber base (6)                   -     (74.8)     74.8         -
      Total retail
       subscribers (3)(4)(5)           6,168.0   5,518.2     649.8      16.4

      Churn %                            2.05%     2.25%     (0.2%)     (8.9)

    Wholesale subscribers (2)            107.7      91.2      16.5      18.1

    -------------------------------------------------------------------------
    CABLE
    -------------------------------------------------------------------------

    Homes Passed                       3,387.5   3,291.1      96.4       2.9

    Basic cable subscribers            2,263.8   2,254.6       9.2       0.4
    Basic cable, net additions (7)         9.2     (14.8)     24.0         -

    High speed Internet subscribers    1,145.1     936.6     208.5      22.3
    High speed Internet,
     net additions (7)                   208.5     158.8      49.7      31.3

    Digital terminals in service       1,139.7     795.7     344.0      43.2
    Digital terminals,
     net additions (7)                   344.0     182.1     161.9      88.9

    Digital households                   913.3     675.4     237.9      35.2
    Digital households,
     net additions (7)                   237.8     140.1      97.7      69.7

    Cable telephony subscribers           47.9         -         -         -
    Cable telephony subscribers,
     net additions (7)                    47.9         -         -         -

    -------------------------------------------------------------------------
    TELECOM (Pro forma 2004) (8)
    -------------------------------------------------------------------------

    Local service lines - circuit
     switched                            561.4     464.9      96.5      20.8
    Local service lines - circuit
     switched, net additions (9)          96.5     135.4     (38.9)    (28.7)
    -------------------------------------------------------------------------

    (1) The 2004 comparative wireless data has been prepared on a pro forma basis as if the transaction relating to the acquisition of Fido, as described in our 2004 Annual MD&A, had occurred on January 1, 2004.
        The operating data presented is for illustrative purposes only and does not purport to represent what the results of operations actually would have been if the transactions had occurred on January 1, 2004, nor does it purport to project the results of operations for any future period.

    (2) Effective at the beginning of the fourth quarter 2004, on a prospective basis, wholesale subscribers are excluded from the postpaid subscriber figures.

    (3) Effective December 2004, voluntarily deactivating wireless subscribers are required to continue billing and service for 30 days from the date termination is requested. This continued service period, which is consistent with subscriber agreement terms and conditions, resulted in approximately 15,900 additional net postpaid subscribers being included in the three and twelve month periods ended December 31, 2004.

    (4) Total postpaid retail subscribers includes approximately 31,000 subscribers acquired as part of the purchase of Call-Net Enterprises
        Inc. ("Telecom") on July 1, 2005. These subscribers are not included in gross or net additions for the twelve months ended December 31,
        2005.

    (5) Effective November 9, 2004, the deactivation of prepaid subscribers acquired from Fido is recognized after 180 days of no usage to conform to the Wireless prepaid churn definition. This had the impact of decreasing prepaid subscriber net losses by approximately 12,000 and 44,000 in the twelve months ended December 31, 2005 and 2004, respectively, and reducing monthly prepaid churn by 0.10% and 0.28%
        for the twelve months ended December 31, 2005 and 2004, respectively.
        For the three months ended December 31, 2004, this had the impact of reducing prepaid subscriber net losses by approximately 44,000. There was no impact in the three months ended December 31, 2005.

    (6) At the beginning of the second quarter of 2004, Fido removed 74,800 inactive prepaid customers from the retail subscriber base. This adjustment was not reflected in the calculation of prepaid and blended churn rates or in net additions (losses) and these operating statistics are presented net of such adjustments.

    (7) Effective August 2005, voluntarily deactivating cable subscribers are required to continue service for 30 days from the date termination is requested. This continued service period, which is consistent with the billing and subscriber agreement terms and conditions, had the impact of decreasing net basic cable, Internet and digital household subscriber net additions by approximately 7,200, 2,700 and 1,800, respectively, in the three months ended December 31, 2005 and increasing net basic cable, Internet and digital household subscriber net additions by approximately 9,500, 5,200 and 3,800, respectively, in the twelve months ended December 31, 2005.

    (8) Telecom was acquired on July 1, 2005. The 2004 comparative Telecom data is presented on a pro forma basis as if the acquisition had occurred on January 1, 2004. The operating data presented is for illustrative purposes only and does not purport to represent what the results of operations actually would have been if the transactions had occurred on January 1, 2004, nor does it purport to project the results of operations for any future period.

    (9) Circuit switched local service line net additions for the three and twelve months ended December 31, 2004 exclude approximately 61,900 circuit switched local service lines that were included upon the acquisition on November 20, 2004 of certain portions of the Eastern
        Canada customer base of 360/GT Telecom.

    About the Company: Rogers Communications (TSX: RCI; NYSE: RG) is a
diversified Canadian communications and media company engaged in four primary lines of business. Rogers Wireless is Canada's largest wireless voice and data communications services provider and the country's only carrier operating on the world standard GSM/GPRS/EDGE technology platform; Rogers Cable is Canada's largest cable television provider offering cable television, high-speed
Internet access, voice over cable telephony services and video retailing;
Rogers Media is Canada's premier collection of category leading media assets with businesses in radio, television broadcasting, television shopping, publishing and sports entertainment; and Rogers Telecom is a national provider of telephony, data networking, and broadband Internet connectivity to small, medium and large businesses across the country. For further information about the Rogers group of companies, please visit www.rogers.com.

    Caution Regarding Forward-Looking Statements: This press release includes forward-looking statements concerning the future performance of our business, its operations and its financial performance and condition, and also includes selected operating results presented without the context of accompanying financial results which are not yet available. These forward-looking statements include, among others, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions.
These forward-looking statements are based on our current expectations. We caution that all forward-looking information is inherently uncertain and actual results may differ materially from the assumptions, estimates or expectations reflected or contained in the forward-looking information, and that actual future performance will be affected by a number of factors, including economic conditions, technological change, the integration of acquisitions, regulatory change and competitive factors, many of which are beyond our control. Therefore, future events and results may vary significantly from what we currently foresee and subscriber levels may not be reflective of actual financial performance. We are under no obligation (and we expressly disclaim any such obligation) to update or alter the forward-looking statements whether as a result of new information, future events or otherwise.
For a more detailed discussion of factors that may affect actual results, see the sections entitled "Updates to Risks and Uncertainties" and "Risks and
Uncertainties" in our 2005 Interim Quarterly MD&A and our 2004 Annual MD&A.
    >>
    %SEDAR: 00003765EF          %CIK: 0000733099

    /For further information: Investment Community Contacts: Bruce M. Mann,
(416) 935-3532, bruce.mann(at)rci.rogers.com; Eric A. Wright, (416) 935-3550,
eric.wright(at)rci.rogers.com; Media Contacts: Corporate and Media - Jan
Innes, (416) 935-3525, jan.innes(at)rci.rogers.com; Wireless, Cable and
Telecom - Taanta Gupta, (416) 935-4727, taanta.gupta(at)rci.rogers.com;
Archived images on this organization are searchable through CNW Photo Archive website at http://photos.newswire.ca. Images are free to accredited members of the media./
    (RCI.MV.A. RCI.NV.B. RG)

CO:  Rogers Communications Inc.; Rogers Wireless Inc.; Rogers Cable Inc.;
     Rogers Telecom Inc. (formerly Sprint Canada)

CNW 08:01e 09-JAN-06